SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                Amendment No. __

                                MIDWAY GAMES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    598148104
                                 (CUSIP Number)

                                  May 22, 2001
             (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 598148104                    13G                    Page 2 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Peconic Fund, Ltd.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            [Cayman Islands]
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY        ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                      See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                      See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                Approximately 6.04% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in
                Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 CO
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 3 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Ramius Capital Group, L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
               Approximately 6.04% as of the date of filing of this statement.
               (Based on 37,723,693 shares of Common Stock issued and
               outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible
               Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 4 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       C4S & Co., L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                 Approximately 6.04% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in
                 Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 5 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Peter A. Cohen
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                 Approximately 6.04% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in
                 Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 6 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         Morgan B. Stark
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                Approximately 6.04% as of the date of filing of this
                statement. (Based on 37,723,693 shares of Common Stock
                issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 7 of 13 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Thomas W. Strauss
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/ Warrants to purchase up to 375,000 shares of Common Stock /2/ The right to acquire up to an additional 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                 Approximately 6.04% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in
                 Row 6 above.)
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/  See Footnote 2 in Item 4.

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 598148104                    13G                    Page 8 of 13 Pages


Item 1.

(a)  Name of Issuer

            Midway Games Inc.

(b)  Address of Issuer's Principal Executive Offices:

            3401 North California Avenue
            Chicago, Illinois  60618

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           Peconic Fund, Ltd.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  Cayman Islands

           Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  State of Delaware

           C4S & Co., L.L.C.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  State of Delaware

           Peter A. Cohen
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Morgan B. Stark
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Thomas W. Strauss
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States


(d)  Title of Class of Securities
            Common Stock, Par value $.01 Per Share

(e)  CUSIP Number      598148104

CUSIP NO. 598148104                    13G                    Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP NO. 598148104                    13G                   Page 10 of 13 Pages

Item 4.     Ownership

(a)  Amount Beneficially Owned

     1,500 shares of Series B Convertible Preferred Stock (convertible into 1,607,717 shares of Common Stock) /1/ /2/

     Warrants to purchase up to 375,000 shares of Common Stock /2/

     The right to acquire up to 468.75 shares of Series B Convertible Preferred Stock (convertible into 442,217 shares of Common Stock) /1/ /2/

(b)  Percent of Class

     Approximately 6.04% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer. See Footnote 2 below.

/2/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of 1,500 shares (the "Initial Preferred Shares") of the Series B Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including November 22, 2003 (subject to extension under certain circumstances) (the "Maturity Date") into 1,607,717 shares of the Company's Common Stock (the "Common Stock") as of the date of this Schedule 13G at the conversion price described below, (ii) the right to acquire up to 468.75 Preferred Shares (the "Additional Preferred Shares") that can be issued (upon the exercise of such right) pursuant to the Securities Purchase Agreement dated as of May 22, 2001, which, after being issued, may be converted by the Reporting Persons at any time prior to and including the Maturity Date into 442,217 shares of Common Stock as of the date of this Schedule 13G, and (iii) the exercise by the Reporting Persons at any time prior to and including May 22, 2004 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 375,000 shares of Common Stock. The number of shares of Common Stock into which the Initial Preferred Shares are convertible as of the date of this Schedule 13G is based on a conversion price of $9.33. The number of shares of Common Stock into which the Additional Preferred Shares are convertible as of the date of this Schedule 13G is based on the conversion price of $10.60. The exercise price of the Warrants is $9.33 (subject to adjustment to prevent dilution). The Initial Preferred Shares and the Warrants were issued on May 22, 2001. The right of the holders of the Initial Preferred Shares to acquire the Additional Preferred Shares is exercisable at any time on or before May 21, 2002.

CUSIP NO. 598148104                    13G                   Page 11 of 13 Pages

The Conversion Price for the Initial Preferred Shares (the "Initial Preferred Shares Conversion Price") as of any conversion date or other date of determination initially is $9.33 (subject to adjustment to prevent dilution and as described below). The Initial Preferred Shares Conversion Price is subject to an adjustment on May 21, 2002. If the average of the closing bid price (as reported by Bloomberg) of the Common Stock (such average being the "Adjustment Price") for all trading days following May 22, 2001 and prior to May 21, 2002 (the "Anniversary Date") is less or greater than the Initial Preferred Shares Conversion Price in effect immediately prior to the Anniversary Date, then on and after the Anniversary Date the Initial Preferred Shares Conversion Price will be equal to the Adjustment Price, subject to further adjustment to prevent dilution and at maturity. As a result, if the closing bid price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Initial Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Initial Preferred Shares.

The Conversion Price for the Additional Preferred Shares (the "Additional Preferred Shares Conversion Price") as of any conversion date or other date of determination initially is $10.60 (subject to adjustment to prevent dilution and at maturity).

The Preferred Shares accrue dividends at the rate of 4.0% per annum from the date of issuance, payable in cash or in-kind at the option of the Company (with certain exceptions). As of the date of this Schedule 13G, the Initial Preferred Shares had accumulated dividends of approximately $26,301. Because the Additional Preferred Shares have yet to be issued, no dividends have accumulated to date on the Additional Preferred Shares.

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 7,540,966 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares and/or exercise of the Warrants (the "Exchange Cap") until the earlier of the date the Company receives stockholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the exercise of the Warrants and the date such issuance would not violate the rules of the principal securities exchange or market on which the Common Stock is listed or designated.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Act.



Item 5.  Ownership of Five Percent or Less of a Class

                       Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                       Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

                       Inapplicable

Item 9.  Notice of Dissolution of Group

                       Inapplicable

CUSIP NO. 598148104                    13G                   Page 12 of 13 Pages

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 7th day of June, 2001



Peconic Fund, Ltd.
By: Ramius Capital Group, L.L.C.
By: C4S & Co., L.L.C.
as Managing Member
By: Morgan B. Stark
as Managing Member

By:  /s/ MORGAN B. STARK
    -------------------------------------
        MORGAN B. STARK, MANAGING MEMBER


Ramius Capital Group, L.L.C.
By: C4S & Co., L.L.C.
as Managing Member
By: Morgan B. Stark
as Managing Member

By:  /s/ MORGAN B. STARK
    -------------------------------------
        MORGAN B. STARK, MANAGING MEMBER



C4S & Co., L.L.C.
By: Morgan B. Stark
as Managing Member

By:  /s/ MORGAN B. STARK
    -------------------------------------
        MORGAN B. STARK, MANAGING MEMBER



Peter A. Cohen

By:  /s/ PETER A. COHEN
    -------------------------------------
        PETER A. COHEN



Morgan B. Stark

By:  /s/ MORGAN B. STARK
    -------------------------------------
        MORGAN B. STARK

CUSIP NO. 598148104                    13G                   Page 13 of 13 Pages


Thomas W. Strauss

By:  /s/ THOMAS W. STRAUSS
    -------------------------------------
        THOMAS W. STRAUSS